UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act Of 1934

FOR THE MONTH OF APRIL 2010
COMMISSION FILE NUMBER: 001-33820

A-POWER ENERGY GENERATION SYSTEMS, LTD.
(Translation of registrant's name into English)
No. 44 Jingxing Road
Tiexi District
Shenyang, Liaoning, China 110021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Report on Form 6-K shall be incorporated by reference in the Registration Statement (Registration No. 333-161983) of A-Power Energy Generation Systems, Ltd. (the “Company”) on Form F-3 and in the prospectus filed as part of such registration statement, and shall be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed with or furnished to the Securities and Exchange Commission by the Company.

EXPLANATORY NOTE

As reported in the Company's Current Report on Form 6-K dated September 18, 2009, the Company announced that it signed a definitive contract to acquire 100% of Evatech Co., Ltd. (“Evatech”) based in Kyoto, Japan, a designer and manufacturer of industrial equipment for liquid crystal displays, plasma display panels and equipment for the manufacture of amorphous-silicon (a-Si) photovoltaic cells and solar panels.

On January 25, 2010, the Company completed its acquisition of 100% of Evatech.  The acquisition was subject to the review and approval of a Japanese court as a result of Evatech having been placed into a legal rehabilitation (insolvency) proceeding.  The Company paid $49.9 million in cash to purchase Evatech.  The Company has applied to receive 45% of this amount back in the form of rebates from foreign-investment grants from various levels of local government (20% from the Liaoning Provincial Government, 20% from the Shenyang Municipal Government, and the remaining 5% from the Hunan New District Government in Shenyang).  However, as of the date of this report, the Company has not received any rebate payments.

In accordance with Rule 3-05 and Article 11 of Regulation S-X the Company is filing financial statements (prepared under Japanese generally accepted accounting principals) for Evatech as of, and for the years ended, August 31, 2009 and August 31, 2008 together with unaudited pro forma condensed combined financial statements for the Company and Evatech as at the completion of the Evatech acquisition.  Also included herein is an operating and financial review and prospects discussion for Evatech comparing Evatech’s fiscal year ended August 31, 2009 with August 31, 2008.

TABLE OF CONTENTS

Page

Signature	4
Exhibit Index	5

Exhibit 99.1 – Audited Financial Statements of Evatech as of August 31, 2009 and 2008 and for the Years Ended August 31, 2009 and 2008
Exhibit 99.2 – Pro Forma Financial Information
Exhibit 99.3 – Operating and Financial Review and Prospects
Exhibit 99.4 – Consent of ASKA & CO.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A-Power Energy Generation Systems, Ltd.

By:	/s/ John S. Lin
Name:	John S. Lin
Title:	Chief Operating Officer

Date: April 9, 2010

EXHIBIT INDEX

Exhibit Number	Description

99.1	Exhibit 99.1 – Audited Financial Statements of Evatech as of August 31, 2009 and 2008 and for the Years Ended August 31, 2009 and 2008
99.2	Exhibit 99.2 – Pro Forma Financial Information
99.3	Exhibit 99.3 – Operating and Financial Review and Prospects
99.4	Exhibit 99.4 – Consent of ASKA & CO.